Exhibit 12.1

Ratio of Earnings to Fixed Charges	Twelve Months Ended December 31,
	2015		2014		2013		2012		2011
(dollar amounts in thousands of dollars)
Earnings:
Income before income taxes	$913,605		$852,985		$868,756		$833,581		$718,928
Add: Fixed charges, excluding interest on deposits	99,613		70,692		57,027		74,379		97,035
Earnings available for fixed charges, excluding interest on deposits	1,013,218		923,677		925,783		907,960		815,963
Add: Interest on deposits	82,174		86,453		116,241		162,167		260,051
Earnings available for fixed charges, including interest on deposits	$1,095,392		$1,010,130		$1,042,024		$1,070,127		$1,076,014
Fixed Charges:
Interest expense, excluding interest on deposits	$81,610		$52,868		$39,788		$57,572		$81,004
Interest factor in net rental expense	18,003		17,824		17,239		16,807		16,031
Total fixed charges, excluding interest on deposits	99,613		70,692		57,027		74,379		97,035
Add: Interest on deposits	82,174		86,453		116,241		162,167		260,051
Total fixed charges, including interest on deposits	$181,787		$157,145		$173,268		$236,546		$357,086
Ratio of Earnings to Fixed Charges
Excluding interest on deposits	10.17	X	13.07	X	16.23	X	12.21	X	8.41
Including interest on deposits	6.03	X	6.43	X	6.01	X	4.52	X	3.01